PRESS RELEASE

FOR IMMEDIATE RELEASE                                    Contact: Frank Baracani
                                                                  (812) 885-2255
October 20, 1998


               1ST BANCORP ANNOUNCES FIRST QUARTER EARNINGS

         Vincennes, Indiana -- 1ST BANCORP today announced earnings of $441,000, representing $.40 per share, for the quarter ended September 30, 1998. This compares to earnings of $455,000, or $.41 per share, for the quarter ended September 30, 1997

         "We are pleased to report this consistent earnings level," stated C. James McCormick, Chairman of 1ST BANCORP. "We are also pleased that our net interest margin and the level of net interest income continues to increase."

         Net interest income increased to $1,719,000 during the quarter ended September 30, 1998 as compared to $1,578,000 during the quarter ended September 30, 1997. The net interest margin increased to 2.75% during the first quarter of fiscal year 1999 as compared to 2.49% during the first quarter of the prior fiscal year. These increases can be attributed to the composition of the loan portfolio which includes "A+", "A", and "B+" graded nonconforming mortgage loans and to the lowering interest rates which have driven the liability cost downward.

         To mitigate the credit risk associated with nonconforming loans, general valuation allowances have been increased. During the quarter ended September 30, 1998, the provision for loan losses aggregated $150,000 as compared to the $90,000 loan loss provision during the quarter ended September 30, 1997.

         At September 30, 1998 assets were $268.0 million as compared to $260.9 million at September 30, 1997. Stockholders' equity increased to $24.4 million at September 30, 1998 from $22.6 million at September 30, 1997.

         1ST BANCORP (NASDAQ - FBCV) is a holding company whose subsidiaries include First Federal Bank, A Federal Savings Bank, First Financial Insurance Agency, Inc., and First Title Insurance Company. First Federal operates two retail banking offices in Vincennes, Indiana and operates a loan origination office in Evansville, Indiana. First Financial Insurance Agency offices are located in Vincennes and Princeton, Indiana. First Title Insurance Company is also located in Vincennes, Indiana. Information about 1ST BANCORP may be found at http://www.businesswire.com/cnn/fbcv.htm and information about First Federal Bank may be found at www.firstfedafsb.com on the World Wide Web. 1ST BANCORP has announced its acquisition by German American Bancorp, Jasper, Indiana, which is anticipated to occur during the first quarter of calendar year 1999.

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                                   1ST BANCORP
                        Consolidated Financial Highlights
                  (Dollars in Thousands, Except Per Share Data)

FOR THE THREE MONTHS ENDED SEPTEMBER 30:       1998                 1997
                                          ----------------     --------------

Total Interest Income                         $4,973               $4,978
Total Interest Expense                         3,254                3,400
Net Interest Income                            1,719                1,578
Provision for Loan Losses                        150                   90
Other Income                                     493                  369
Other Expenses                                 1,436                1,237
Income Tax                                       185                  165
Net Earnings                                     441                  455

Earnings Per Share                             $0.40                $0.41

Interest Rate Margin                           2.75%                2.49%

Return on Average Equity                       7.31%                8.07%
Return on Average Assets                       0.67%                0.68%


AT SEPTEMBER 30:                               1998                 1997
                                          ----------------     --------------

Total Assets                                  $267,997             $260,935
Investment Securities                           28,341               46,546
Loans Receivable                               198,104              178,658
Savings Deposits                               115,868              134,864
Borrowings                                     124,381              100,247
Common Stock                                     1,096                  692
Additional Paid-In Capital                       2,162                2,428
Retained Earnings                               21,139               19,454
Stockholders' Equity                            24,397               22,574

Stockholders' Equity Per Share                  $22.25               $20.72

SHARES OUTSTANDING                           1,096,388            1,089,468